Exhibit 99.5

23545 Tuya VIF Proof 1

Annual General Meeting of Shareholders of Tuya Inc.

Date: June 20, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Resolutions	For	Against	Abstain
1. As an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statementsof the Company as of and for the year ended December 31, 2022 and the report of the auditor thereon.	☐	☐	☐
2. 2(a)(i) As an ordinary resolution, to re-elect Mr. CHEN Liaohan as an executive Director.	☐	☐	☐
2(a)(ii) As an ordinary resolution, to re-elect Mr. QIU Changheng as an independent non-executive Director.	☐	☐	☐
2(b) As an ordinary resolution, to authorize the Board or the Compensation Committee to fix the remuneration of the Directors.	☐	☐	☐
3. As an ordinary resolution, to grant a general mandate to the Directors to issue, allot, and deal with additional Class A Ordinary Shares and/or ADSs of the Company not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this resolution.	☐	☐	☐
4. As an ordinary resolution, to grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this resolution.	☐	☐	☐
5. As an ordinary resolution, to extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares and/or ADSs in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	☐	☐	☐
6. As an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

__________________ Please Sign Here   ______________ Please Date Above

__________________ Please Sign Here   ______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Tuya Inc. to be held on June 20, 2023 For Holders as of May 17, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 PM (New York time) on June 12, 2023.

PROXY TABULATOR FOR

TUYA INC.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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23545 Tuya VIF Proof 1 PROXY TABULATOR FOR TUYA INC. P.O. Box 8016 CARY, NC 27512-9903 Tuya Inc. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM (New York time) on June 12, 2023) The undersigned holder of American Depositary Shares (“ADSs”) representing Class A ordinary shares (the “Shares”) of Tuya Inc. (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so for practicable, to vote or cause to be voted the amount of Shares or other deposited securities represented by such ADSs registered in the name of the undersigned on the books of the Depositary as of the close of business on May 17, 2023 at the Annual General Meeting of Shareholders of the Company to be held on at 2:00 p.m., Hong Kong time, on Tuesday, June 20, 2023 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China (and at any adjournment thereof), in respect of the resolutions specified on the reverse side. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that the Depositary will not vote or attempt to exercise the right to vote attached to the ADSs other than in accordance with the instructions set forth in this form. (Continued and to be marked, dated and signed, on the other side)